UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Iradimed Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46266A109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No.	46266A109

1	NAMES OF REPORTING PERSONS
Roger E. Susi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
162,950(1)

	6	SHARED VOTING POWER
4,425,000(2)

	7	SOLE DISPOSITIVE POWER
162,950(1)

	8	SHARED DISPOSITIVE POWER
4,425,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,587,950(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.4%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 162,950 shares of common stock (the “RT Shares”), par value $0.0001 per share (“Common Stock”), of Iradimed Corporation (the “Issuer”) held by the Roger E. Susi Revocable Trust (“RT”). Roger Susi is the settlor and trustee of RT.

(2)
Represents 2,062,500 shares of Common Stock (the “MT Shares”) held by the Matthew Susi 2008 Dynasty Trust (“MT”) and 2,362,500 shares of Common Stock (the “PT Shares”) held by the Phillip Susi 2008 Dynasty Trust (“PT”).  Roger Susi is the settlor for each of MT and PT, which are irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of MT and PT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee for each of MT and PT.

(3)	Represents (i) the RT Shares plus (ii) the MT Shares plus (iii) the PT Shares.

(4)
This percentage is calculated based upon 12,605,577 shares of Common Stock outstanding of the Issuer as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 3, 2023 (the “Form 10-Q”).

SCHEDULE 13G/A
CUSIP No.	46266A109

1	NAMES OF REPORTING PERSONS
Roger E. Susi Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
162,950(1)

	6	SHARED VOTING POWER
[0]

	7	SOLE DISPOSITIVE POWER
162,950(1)

	8	SHARED DISPOSITIVE POWER
[0]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
162,950(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents the RT Shares. Roger Susi is the settlor and trustee of RT.

(2)	This percentage is calculated based upon 12,605,577 shares of Common Stock outstanding of the Issuer as of October 31, 2023, as reported in the Form 10-Q.

SCHEDULE 13G/A
CUSIP No.	46266A109

1	NAMES OF REPORTING PERSONS
Matthew Susi 2008 Dynasty Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,062,500(1)

	6	SHARED VOTING POWER
[0]

	7	SOLE DISPOSITIVE POWER
2,062,500(1)

	8	SHARED DISPOSITIVE POWER
[0]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents the MT Shares.  Roger Susi is the settlor of MT, which is irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of MT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee of MT.

(2)	This percentage is calculated based upon 12,605,577 shares of Common Stock outstanding of the Issuer as of October 31, 2023, as reported in the Form 10-Q.

SCHEDULE 13G/A
CUSIP No.	46266A109

1	NAMES OF REPORTING PERSONS
Phillip Susi 2008 Dynasty Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,362,500(1)

	6	SHARED VOTING POWER
[0]

	7	SOLE DISPOSITIVE POWER
2,362,500(1)

	8	SHARED DISPOSITIVE POWER
[0]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,362,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.7%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents the PT Shares.  Roger Susi is the settlor of PT, which is irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of PT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee of PT.

(2)	This percentage is calculated based upon 12,605,577 shares of Common Stock outstanding of the Issuer as of October 31, 2023, as reported in the Form 10-Q.

SCHEDULE 13G/A
CUSIP No.	46266A109

1	NAMES OF REPORTING PERSONS
J. Richard Susi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,425,000(1)

	6	SHARED VOTING POWER
[0]

	7	SOLE DISPOSITIVE POWER
4,425,000(1)

	8	SHARED DISPOSITIVE POWER
[0]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,425,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents (i) the MT Shares plus (ii) the PT Shares.  Roger Susi is the settlor for each of MT and PT, which are irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of MT and PT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee for each of MT and PT. J. Richard Susi disclaims any pecuniary interest in the MT Shares and the PT Shares.

(2)	This percentage is calculated based upon 12,605,577 shares of Common Stock outstanding of the Issuer as of October 31, 2023, as reported in the Form 10-Q.

Item 1(a).	Name of Issuer:

Iradimed Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1025 Willa Springs Dr.
Winter Springs, Florida 32708

Item 2(a).	Name of Person Filing:

The names of the persons filing this report (each a “Reporting Person”, collectively, the “Reporting Persons”) are:

       (i) Roger E. Susi
       (ii) Roger E. Susi Revocable Trust (“RT”)
       (iii) Matthew Susi 2008 Dynasty Trust (“MT”)
       (iv) Phillip Susi 2008 Dynasty Trust (“PT”)
       (v) J. Richard Susi

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each Reporting Person’s address is c/o Iradimed Corporation, 1025 Willa Springs Drive, Winter Springs, Florida 32708

Item 2(c).	Citizenship: Each of Messrs. Roger E. Susi and J. Richard Susi is a citizen of the United States of America. RT is a Florida trust. MT is a Florida trust. PT is a Florida trust.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

46266A109

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

Item 4.
Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page, including the related footnotes, for each Reporting Person and is incorporated herein by reference for such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

/s/ Roger Susi
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard Susi, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard Susi, Trustee

/s/ J. Richard Susi
J. Richard Susi

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Iradimed Corporation shall be filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2024

/s/ Roger Susi
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard Susi, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard Susi, Trustee

/s/ J. Richard Susi
J. Richard Susi